EXHIBIT 99.2

SUMMARY OF

THE FINANCIAL STATEMENTS FOR 2003

      Below the main contents of the Annual Report for the year ended December 31, 2003, are rendered, followed by an overview of selected financial data. The following should be read in conjunction with, and is qualified in its entirety by Olicom’s financial statements and the related notes thereto, which are available at http://www.olicom.com in both a Danish and an English version.

•	For 2003, Olicom’s net result was a profit of tDKK 9,214 (US$1.5 million), which exceeded the previously announced expectations for 2003. The result of primary operations was a loss of tDKK 7,185 (US$1.2 million), of which valuation adjustments of portfolio companies amounted to tDKK 4,035 (US$0.7 million). Discontinued business operations resulted in income of tDKK 14,623 (US$2.5 million), which primarily relates to the reversal of previously made write-downs of accounts receivable and a further refund of customs duty.

•	Shareholders’ equity at year-end was DKK 237 million (US$39.8 million) corresponding to DKK 13.97 (US$2.34) per share outstanding at the end of 2003.

•	The Company’s cash position at the end of 2003 amounted to DKK 41 million (US$6.9 million).

•	A few activities in connection with the Company’s 1999 restructuring remain outstanding, relating primarily to the final winding up of foreign subsidiaries. The Company has accrued provisions to cover the currently expected costs in this regard.

•	During 2003, the Company made no investments in new portfolio companies. During the year, the Company concentrated primarily on the continued development of existing portfolio companies. At December 31, 2003, the total investments in portfolio companies was DKK 9 million (US$1.5) million). In addition, loans have been made to portfolio companies amounting to DKK 40 million (US$6.7 million). During 2003, no investments were exited or wound up. At December 31, 2003, the Company had investments in eight portfolio companies.

•	Overview of existing portfolio companies:

	DKK
Portfolio company	million	Share	Business area

Sifira A/ S	18.0	57.2%	Has developed a number of messaging products reaching from a simple web-based answering machine to advanced solutions for small- and medium-sized companies. Sifira’s products are sold in Scandinavia to mobile and fixed wire operators and service providers. In 2003, Sifira signed its first contract with a mobile service provider under which all subscribers are using Sifira’s advanced answering machine. Sifira is currently in negotiations with other telephone companies concerning the possible implementation of Sifira solutions. Should some of these negotiations be successful, Sifira expects to reach positive cashflow during 2004.

	DKK
Portfolio company	million	Share	Business area

Interactive Television Entertainment ApS (ITE)	22.4	100.0%	Interactive TV concepts, especially known for its Hugo game character, which today is present in more than 30 geographical markets. ITE’s main activity is the publishing of games to PC, Sony PlayStation and Nintendo Gameboy. In addition, ITE is cooperating with leading producers of mobile phones to develop games for a new generation of mobile phones. In 2003, ITE showed progress in most markets, but due to distribution problems in the important German market, ITE experienced a reduction in turnover. However, due to expense reductions, ITE obtained an improved result at the EBITDA level. In 2004, ITE currently expects to improve turnover as well as result.
Hymite A/ S	13.0	19.3%	Develops technology for automated manufacturing of optical modules and products for sealing such modules to be deployed within the optical tele and data communications market and within MEMS (microelectro mechanical systems). Hymite has several patents pending on the basis of its technology. During 2003, Hymite signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements.
LH Comlog A/ S	12.5	22.5%	Develops and markets fleet management systems for the transportation industry. The company has developed a range of mobile data terminals based on GSM and GSP. In 2003, Comlog experienced a growth in turnover of 25% and further progress is expected in 2004.
Scalado AB	16.3	37.3%	Has developed and applied for three patents for rendering and transferring digital image information independent of communication technology. In 2003, Scalado decided to focus on the market for cameras integrated in mobile phones, as the company’s technology is very suitable for such application. Scalado signed a number of agreements with producers of mobile phones and expects to sign additional agreements in 2004.
Decuma AB	14.3	16.8%	Develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. Decuma’s products are sold on an OEM basis. The market for Decuma’s products has developed slower than anticipated, but in spite thereof a new financing round of DKK 23 million (US$3.9 million) was closed with Sony Venture Capital Europe and Industrifonden as the lead investors. Olicom’s participation in the new financing increased its shareholding to 16.8%.
Danacell A/ S	1.2	16.7%	Has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. In 2003, the company concentrated on documenting the technology’s advantages. Due to various reasons this work has been delayed; after reorganizing the project, it is now expected that Danacell will be able to finalize this work in 2004.

	DKK
Portfolio company	million	Share	Business area

Tpack A/ S	12.5	22.3%	Develops technology and products to suppliers of optical SONET/ SDH transmission systems. Tpack’s solutions aim at teleoperators, who wish to reduce their operating expenses without making significant new investments. Tpack enables operators to expand their existing network with new data services for IP and Ethernet, like VPN and QoS. The demand for Tpack’s technology has been very high, and Tpack has signed cooperation agreements with two very important players in the world market for equipment and chips for Ethernet over SDH and Sonet. Tpack currently expects that these new agreements will result in turnover of at least DKK 10 million during the next few years.

•	In 2004, the Company anticipates concentrating on further development of its existing portfolio companies. Until the Company’s cash position has been strengthened as a consequence of successful exits, the Company anticipates that investments in new portfolio companies will generally be made only when particularly favorable opportunities are offered. With a view to better exploit the Company’s management capacity, the Company will investigate further developing cooperative relationships with other venture capital companies as well as with institutional investors. As a result of an expected growth in portfolio company earnings and the expected participation by new investors in follow-on investments, Olicom’s own participation in follow-on investments in existing portfolio companies is not expected to exceed DKK 10 million (US$1.7 million) in 2004.

•	With one exception, the Company’s existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. During the last months of 2003, market conditions generally improved. Should this improvement be temporary or should the portfolio companies be unable to benefit thereby, it cannot be precluded that portfolio companies may be wound up. The Company believes that several of its portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers; to date, such efforts have not been successful. Whether such exits can be implemented is uncertain; as a consequence, the Company’s expected result for 2004 does not include possible profits and losses from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value thereof during 2004, the Company expects a negative result for 2004 in the order of DKK 10 million (US$1.7 million).

SELECTED FINANCIAL DATA

Key Figures (in thousands, except per share amounts, return on equity and number of employees)

	2001	2002	2003
	DKK	DKK	DKK	2003 USD*

				Convenience
				translation
Consolidated Statements of Income
Valuation adjustments of affiliated companies	(27,739)	(22,790)	4,035	677
Administrative expenses	17,249	16,733	11,220	1,883
Income (loss) from primary operations	(44,988)	(39,523)	(7,185)	(1,206)
Other operating income	810	593	877	147
Other operating expenses	796	598	877	147
Foreign currency gains and losses, net	101	(113)	306	51
Other financial items, etc.	6,820	6,380	1,470	247
Income (loss) before income tax	(38,053)	(33,261)	(5.409)	(908)
Income tax of net income	0	0	0	0
Ordinary result after tax	(38,053)	(33,261)	(5,409)	(908)
Income of discontinued business operations	42,972	15,025	14,623	2,454
Net income (loss)	4,919	(18,236)	9,214	1,546

Balance Sheet Data
Working capital	181,410	116,902	105,482	17,705
Total assets	286,898	248,718	243,428	40,860
Total shareholders’ equity at end of year	244,347	227,034	236,591	39,712

Tangible Fixed Assets
Purchase of tangible fixed assets, gross	1,361	22	129	22

Key Figures
Book value per share at end of year	14.27	13.40	13.97	2.34
Share price, at year-end (DKK)	8.67	4.98	7.64	1.28
Return on equity(%)	2.0	(7.7)	4.0	4.0
Earnings (loss) per share	0.28	(1.07)	0.54	0.09
Weighted average shares outstanding	17,294	17,035	16,938
Number of employees at end of year	10	10	6

The key figures have been prepared in accordance with the Association of Danish Financial Analysts’ “Recommendations and Key Figures 1997” (Den Danske Finansanalytikerforenings “Anbefalinger og Nøgletal 1997” on basis of the Olicom Group’s accounting policies.

*	For convenience amounts in DKK have been translated into US$ applying the year-end rate of DKK 5.9576 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

Safe Harbor Statement

      This Summary contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may”, “objective”, “target”, “goal” and “strategy” (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.